Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

DONEGAL MUTUAL INSURANCE COMPANY,

DONEGAL GROUP INC.,

DONEGAL FINANCIAL SERVICES CORPORATION

and

Northwest Bancshares, Inc.

dated as of

June 11, 2018

3.23	Deposits	28
3.24	Sufficiency of Assets	29
3.25	Corporate Documents and Records	29
3.26	No Violations	29
3.27	No Additional Representations	29

Article IV ADDITIONAL Representations and warranties of DMIC anD DGI		30

4.1	Authority, Validity and Effect	30
4.2	Title to Shares of Company Common Stock	30
4.3	No Shareholder or Policyholder Voting	30

Article V Representations and warranties of Buyer		30

5.1	Incorporation and Authority of Buyer	30
5.2	No Conflicts; Consents	31
5.3	Capital Structure	31
5.4	Brokers	32
5.5	Sufficiency of Funds	32
5.6	Legal Proceedings	32
5.7	Registration Eligibility	32
5.8	No Other Representations and Warranties	32

Article VI Covenants		32

6.1	Conduct of Business	32
6.2	Negative Covenants	32
6.3	Current Information	36
6.4	Regulatory Filings	36
6.5	Commercially Reasonable Efforts	37
6.6	Director and Officer Indemnification	37
6.7	Confidentiality	38
6.8	Public Announcements	38
6.9	Further Assurances	38
6.10	No Solicitation	39
6.11	Tax Returns	40
6.12	Registration Rights	41
6.13	Employment Agreements	41
6.14	Severance Benefits	42

Article VII Conditions to closing		42

7.1	Conditions to Obligations of All Parties	42
7.2	Conditions to Obligations of Buyer	43
7.3	Conditions to Obligations of Sellers	44

Article VIII Indemnification		45

8.1	Survival of Representations, Warranties and Agreements	45
8.2	Indemnification by Sellers	46
8.3	Indemnification by Buyer	46
8.4	Certain Limitations	46
8.5	Indemnification Procedures	47
8.6	Tax Treatment of Indemnification Payments	49
8.7	Mitigation	49
8.8	Net Losses; Subrogation	49
8.9	Exclusive Remedies	50

Article IX Termination		50

9.1	Termination	50
9.2	Effect of Termination	51

Article X Miscellaneous		52

10.1	Expenses	52
10.2	Notices	52
10.3	Interpretation	53
10.4	Headings	53
10.5	Severability	53
10.6	Entire Agreement	53
10.7	Successors and Assigns	54
10.8	No Third-Party Beneficiaries	54
10.9	No Recourse	54
10.10	Amendment and Modification; Waiver	54
10.11	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	55
10.12	Specific Performance	56
10.13	Counterparts	56
10.14	Attorney-Client Relationship	56
10.15	Several Obligations	57

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 11, 2018, is entered into among Donegal Mutual Insurance Company, a Pennsylvania-domiciled mutual insurance company (“DMIC”), Donegal Group Inc., a Delaware corporation (“DGI”), Donegal Financial Services Corporation, a Delaware corporation (the “Company”) (DMIC, DGI and the Company, each a “Seller” and collectively “Sellers”), and Northwest Bancshares, Inc., a Maryland corporation (“Buyer”). Sellers and Buyer are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.” The Company shall not be considered a Seller for purposes of any obligation to be fulfilled or action taken after the Closing.

RECITALS

WHEREAS, DMIC and DGI collectively own all of the issued and outstanding common stock, $0.01 par value per share, of the Company (the “Company Common Stock”), and the Company owns all of the issued and outstanding common stock, par value $0.01 per share, of Union Community Bank, a Pennsylvania-chartered savings bank (the “Bank”);

WHEREAS, Buyer owns all the issued and outstanding common stock of Northwest Bank, a Pennsylvania-chartered savings bank (“Northwest Bank”);

WHEREAS, the Boards of Directors of each of Buyer and Sellers have determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of Buyer and Sellers, respectively, and in the best interests of their respective stockholders and policyholders, as applicable;

WHEREAS, the Parties hereto intend that the Merger (as defined herein) shall qualify as a reorganization under the provisions of Section 368(a) of the Code (as defined herein) for federal income tax purposes and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; provided, however, that notwithstanding the foregoing, in the event the Merger cannot qualify under Section 368(a) of the Code, the Parties agree that, subject to the terms of this Agreement, the Parties shall consummate the Merger, if it qualifies as a liquidation under Section 332 of the Code;

WHEREAS, Buyer and Sellers each desire to make certain representations, warranties and agreements in connection with the Merger and related transactions provided for herein and to prescribe various conditions to such transactions; and

WHEREAS, concurrently with the execution of this Agreement, DMIC and DGI have each executed a written consent whereby they have voted in favor of this Agreement, the Merger and the transactions contemplated hereby, and have provided such consents to Buyer.

NOW, THEREFORE, in consideration of the mutual covenants and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the Parties to this Agreement agree as follows:

Article I
Definitions

The following terms have the meanings specified or referred to in this Article I:

“Acquisition Proposal” means an offer or proposal, whether or not in writing, involving the Bank or the Company with respect to: (i) any merger, reorganization, consolidation, share exchange, share issuance, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, issuance, lease, exchange, mortgage, pledge, transfer or other disposition of, all or a material portion of the assets or equity securities of the Bank or the Company or deposits of the Bank in a single transaction or series of related transactions; (ii) any tender offer or exchange offer for any portion of the outstanding shares of capital stock of the Bank or the Company; (iii) any transaction that is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Action” has the meaning set forth in Section 3.6.

“Affiliate” means, with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by contract or otherwise for purposes of the BHCA or the CIBC Act.

“Aggregate Transaction Value” means the sum of (i) the Per Share Cash Consideration multiplied by the outstanding shares of Company Common Stock and (ii) the Exchange Ratio multiplied by the Per Share Trading Price, and further multiplied by the outstanding shares of Company Common Stock.

“Agreement” has the meaning set forth in the Preamble.

“Bank” has the meaning set forth in the Preamble.

”Bank Merger” has the meaning set forth in Section 2.9.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“Bank Special Dividend” has the meaning set forth in Section 2.2(a).

“Benefit Plans” has the meaning set forth in Section 3.8(a).

“BHCA” means the Bank Holding Company Act of 1956.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in Pennsylvania are open for the general transaction of business.

”Buyer Common Stock” has the meaning set forth in Section 5.3(a).

“CIBC Act” means the Change in Bank Control Act of 1978.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended, and its successor, and all rules and regulations promulgated under the Code.

“Company” has the meaning set forth in the Recitals.

“Company Annual Financial Statements” has the meaning set forth in Section 3.5(a).

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Financial Statements” has the meaning set forth in Section 3.5(a).

“Company IT Systems” has the meaning set forth in Section 3.15(d).

“Company Special Dividend” has the meaning set forth in Section 2.2(b).

“Confidentiality Agreement” means the confidentiality agreement entered into by Buyer with Keefe, Bruyette & Woods, Inc., acting as financial advisor on behalf of DMIC, dated March 13, 2018.

“Contracts” means all binding contracts, agreements, commitments, instruments or obligations, whether written or oral, contingent or otherwise, to which the Company or the Bank is a party or its properties or assets is bound.

“Copyrights” means original and published and unpublished works of authorship, including website content, advertising content, and promotional materials (and all registrations, applications, renewals and extensions of any of the foregoing), and all amendments, alternations, modifications, restorations and reversions of any of the foregoing.

“CRA” has the meaning set forth in Section 3.7(a).

“Department” means the Pennsylvania Department of Banking and Securities.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction, including any option with respect to any of these transactions, or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to the Bank, any trade or business that together with the Bank would be deemed a “single employer” within the meaning of Section 4001(a)(14) of ERISA.

“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment, including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder, and state counterparts to the foregoing.

“Exchange Ratio” has the meaning set forth in Section 2.5(a).

“FDIC” means the Federal Deposit Insurance Corporation.

“Fixed Exchange Ratio Value Range” has the meaning set forth in Section 2.5(a)(i).

“Form S-3” has the meaning set forth in Section 5.7.

“FRB” means the Board of Governors of the Federal Reserve System.

“Fundamental Representations” has the meaning set forth in Section 8.1(a)(i).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any court, administrative agency, arbitrator or commission or other governmental or regulatory authority or instrumentality, whether federal, state, local, or foreign and any applicable industry self-regulatory organization or securities exchange.

“Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

“Indemnified Party” has the meaning set forth in Section 8.1(c).

“Indemnifying Party” has the meaning set forth in Section 8.5(a).

“Interim Financial Statements” has the meaning set forth in Section 3.5(a).

“Knowledge” means, with respect to the Company or the Bank, the actual knowledge of Gregory E. Diehl, Kevin T. Hersh, Catharine E. Krugh or Peter J. Miklos after due and reasonable inquiry, and, with respect to Buyer, the actual knowledge of William J. Wagner or William W. Harvey, Jr., after due and reasonable inquiry.

“Law” means any federal, state, county, municipal or local ordinance, permit, concession, grant, franchise, law, statute, code, rule or regulation or any judgment, ruling, order, writ, injunction or decree promulgated by any Governmental Entity.

“Liens” mean security interests, liens, claims, pledges, defaults of title, encumbrances, hypothecations, mortgages, restrictions, adverse rights or interests, charges and other encumbrances of any nature whatsoever.

“Loans” has the meaning set forth in Section 3.20(a)(i).

“Losses” has the meaning set forth in Section 8.2.

“Marks” means all trademarks, trade names, trade dress, service marks, service names, brand names, logos, symbols, slogans, tag lines, or account names, including any social networking names and media names (and all registrations, applications, renewals and extensions of any of the foregoing), together with all goodwill associated with any of the foregoing.

“Material Adverse Effect” means any event, circumstance, change or occurrence that, individually or in the aggregate with all other events, circumstances, changes and occurrences, has had or would reasonably be expected to have:

(i)           a material and adverse effect on the business, assets, liabilities, financial condition or results of operations of the Bank or the Company, or

(ii)          any adverse impairment on the ability of any of Sellers, the Company or the Bank to perform its obligations under this Agreement or to consummate the Merger or Bank Merger;

provided, however, that no effect (taken by itself or when aggregated with any and all other effects) directly or indirectly resulting from, arising out of, or attributable to or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” for purposes of clause (i) above:

(A)          changes in banking and similar Laws or other Laws of general applicability or enforcement or interpretations thereof by any applicable Governmental Entity;

(B)          reflecting or resulting from changes in GAAP or regulatory accounting requirements or published interpretations thereof, in each case after the date hereof applicable to banks and their holding companies generally;

(C)          general changes in national or Pennsylvania’s economic, monetary, market or financial conditions, including changes in prevailing interest rates, inflation, credit markets, capital market conditions or real estate price appreciation/depreciation trends, or in the banking industry;

(D)          the effects of any action or omission taken by a Party with the prior written consent of the other Party;

(E)          changes in global or national political conditions, including the outbreak or escalation of acts of terrorism, sabotage or acts of war or military actions;

(F)          any natural disasters, weather or other acts of God, or any outbreaks of a disease or pandemic;

(G)          any failure of the Bank to meet any projections or forecasts, provided, that this clause (G) shall not prevent a determination that any event, circumstance, change or occurrence underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect so long as such event, circumstance, change or occurrence is not otherwise excluded from determining whether there is a Material Adverse Effect; or

(H)          the announcement or pendency of the Merger, the fulfillment of the Parties' obligations under this Agreement or the consummation of the Merger;

except, with respect to clauses (A), (B), (C), (E) and (F), to the extent that the effects of such change are disproportionally adverse to the business of the Bank and the Company as compared to other similarly situated banks and their holding companies generally.

“Material Contract” has the meaning set forth in Section 3.12(a).

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” means the Per Share Merger Consideration multiplied by the number of outstanding shares of Company Common Stock.

“MGCL” means the Maryland General Corporations Law.

“Minimum Aggregate Liability Amount” has the meaning set forth in Section 8.4(a).

“Non-Party Affiliates” has the meaning set forth in Section 10.9.

“Northwest Price Utilized to Calculate the Exchange Ratio“ has the meaning set forth in Section 2.5(a).

“Ordinary Course of Business” means the ordinary, usual and customary course of business, consistent with past practice, of the Company and the Bank.

“Outside Date” has the meaning set forth in Section 9.1(b)(i).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Share Cash Consideration” has the meaning set forth in Section 2.5(a).

“Per Share Merger Consideration” has the meaning set forth in Section 2.5(a).

“Per Share Stock Consideration” has the meaning set forth in Section 2.5(a).

“Per Share Trading Price” has the meaning set forth in Section 2.5(a).

“Permits” has the meaning set forth in Section 3.7(c).

“Permitted Liens” means (a) Liens for Taxes not yet due or payable or that are being contested in good faith and by appropriate proceedings, (b) mechanics', materialmens', carriers', workmens', warehousemens', repairmens', landlords' or other similar Liens, in each case arising in the Ordinary Course of Business for sums not yet due and payable or that are being contested in good faith and by appropriate proceedings, and (c) restrictions of general applicability on the transfer of securities imposed by state or federal securities Laws.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, Governmental Entity or any other form of entity not specifically listed in this Agreement.

“Phase I” has the meaning set forth in Section 6.2(s).

“Registered IP” has the meaning set forth in Section 3.15(a).

“Registrable Securities” has the meaning set forth in Section 6.12.

“Registration Statement” has the meaning set forth in Section 6.12.

“Regulatory Agreement” has the meaning set forth in Section 3.7(d).

“Regulatory Approval” has the meaning set forth in Section 3.4.

“Representatives” means, with respect to any Person, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Law Firm” has the meaning set forth in Section 10.14(a).

”Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Entity.

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to any Tax, including any attached schedules, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

Article II
THE MERGER

2.1          The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Buyer (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease. Buyer shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the Maryland General Corporation Law (the “MGCL”) and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2          Pre-Closing Dividends.

(a)          Immediately prior to the Closing, the Bank shall declare and pay a cash dividend to the Company of $30,000,000 less an adjustment for the amount, if any, by which the aggregate contract termination charges incurred by the Bank in connection with the Merger as set forth on Section 2.2 of the Seller Disclosure Schedules exceed $4,000,000, with the difference net of a 21% federal income tax effect (the “Bank Special Dividend”). Sellers shall prepare and deliver to Buyer, for Buyer’s review and approval a good faith estimate of the aggregate charges incurred by the Bank in connection with the Merger as set forth on Section 2.2 of the Seller Disclosure Schedules. Such good faith estimate shall be provided not less than fifteen (15) Business Days prior to the proposed Closing Date, or if Buyer establishes a proposed Closing Date less than fifteen (15) Business Days prior to proposed Closing Date, within two (2) Business Days following notification by Buyer of the Closing Date. If Buyer notifies Sellers in writing of its disagreement with any such good faith estimates, then Buyer and Sellers shall make good faith efforts to resolve such disagreements within five (5) Business Days of such notification. If any such items remain in dispute, such items (and only such items) shall be determined by a nationally recognized independent accounting firm selected by mutual agreement of the Parties, and such determination shall be final and binding. Such accounting firm shall be instructed to resolve the disputed items within ten (10) Business Days of engagement, to the extent reasonably practicable. The cost of engaging any such accounting firm shall be payable 50% by Sellers and 50% by Buyer.

(b)          Immediately prior to the Closing, the Company shall declare and pay a cash dividend in the same aggregate amount as the Bank Special Dividend payable to Sellers (the “Company Special Dividend”).

2.3          Closing.   The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and at a time as agreed to by the Parties hereto on the date designated by Buyer following satisfaction or waiver (subject to applicable law) of the conditions to Closing set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the Parties may otherwise agree (the “Closing Date”); provided, however, that if the conditions to Closing set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing) are satisfied on or prior to February 15, 2019, Buyer shall designate a Closing Date not later than March 1, 2019 and if the conditions to the Closing set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing) are satisfied after February 15, 2019, Buyer shall designate a Closing Date within twenty (20) Business Days following such satisfaction or waiver.

2.4          Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Buyer shall possess all of the properties, rights, privileges, powers and franchises of the Company and be subject to all of the debts, liabilities and obligations of the Company.

2.5          Effect on Outstanding Shares of Company Common Stock.

(a)          By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Company Common Stock issued and outstanding at the Effective Time shall become and be converted into the right to receive (A) $2,379.09 per share in cash (the “Per Share Cash Consideration”) plus (B) 137.84 shares of Buyer Common Stock (the “Per Share Stock Consideration,” and, together with the Per Share Cash Consideration, the “Per Share Merger Consideration”); provided that no fractional shares of Buyer Common Stock will be issued in the Merger as set forth herein.

For purposes hereof:

“Northwest Price Utilized to Calculate the Exchange Ratio” means the per share average closing price of Buyer’s Common Stock on the NASDAQ Global Select Market for the ten (10) trading days ending on the fifth trading day immediately preceding the date of the Agreement.

“Exchange Ratio” means 137.84.

“Per Share Trading Price” means the per share average closing price of the Buyer Common Stock on the NASDAQ Global Select Market for the ten (10) trading days ending on the fifth trading day immediately preceding the Closing Date.

(i)          If the Per Share Trading Price is greater than or equal to 90% of the Northwest Price Utilized to Calculate the Exchange Ratio and less than or equal to 110% of the Northwest Price Utilized to Calculate the Exchange Ratio (“Fixed Exchange Ratio Value Range”), the Exchange Ratio shall remain 137.84, and the Cash portion of the Per Share Merger Consideration shall remain $2,379.09, such that the Aggregate Transaction Value will be no less than $80,750,000.00 and no more than $89,250,000.00.

(ii)          If the Per Share Trading Price is greater than the Fixed Exchange Ratio Value Range (i.e., greater than 110% of the Northwest Price Utilized to Calculate the Exchange Ratio), the Exchange Ratio will be adjusted such that the Aggregate Transaction Value will equal $89,250,000.00.

(iii)          If the Per Share Trading Price is less than the Fixed Exchange Ratio Value Range (i.e., less than 90% of the Northwest Price Utilized to Calculate the Exchange Ratio), Buyer shall, at its sole discretion, revise the Exchange Ratio and/or the Per Share Cash Consideration such that the Aggregate Transaction Value will equal $80,750,000.00. This discretion by Buyer would include the ability to increase the Per Share Cash Consideration to 100% of the Per Share Merger Consideration.

(b)          Notwithstanding any other provision of this Agreement, no fraction of a share of Buyer Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Buyer shall pay to each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Buyer Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Per Share Trading Price.

(c)          If, between the date of this Agreement and the Effective Time, the outstanding shares of Buyer Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or there shall be any extraordinary dividend or distribution paid, the Exchange Ratio shall be adjusted appropriately to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d)          As of the Effective Time, all shares of Buyer Common Stock that are held by the Company, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares.

(e)          The stock transfer books of the Company shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock. If, after the Effective Time, Certificates are presented to Buyer, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.5.

2.6           Effect on Outstanding Shares of Buyer Common Stock.   At the Effective Time, and except as provided in Section 2.5(d), each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.7           Directors of Surviving Corporation After Effective Time.   Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Buyer serving immediately prior to the Effective Time.

2.8           Articles of Incorporation and Bylaws.   The articles of incorporation of Buyer, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of Buyer, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.9          Bank Merger.   It is the intent of Buyer that Northwest Bank, a wholly owned subsidiary of Buyer, and Union Community Bank, a wholly owned subsidiary of the Company, shall enter into a Plan of Bank Merger pursuant to which Union Community Bank will merge with and into Northwest Bank, with Northwest Bank as a resulting entity (the “Bank Merger”). The timing of execution of the Plan of Bank Merger and the timing of the Bank Merger, which shall not occur prior to Closing but may occur concurrently, shall be determined exclusively by Buyer, taking into consideration the intended tax treatment of the Bank Merger. Nonetheless, Buyer intends that the Bank Merger will become effective either simultaneously with or as soon as practicable following the Effective Time.

2.10        Alternative Structure.   Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Buyer may propose that the structure of the transactions contemplated by this Agreement be revised, which revised structure shall be subject to approval of Sellers, which approval shall not be unreasonably withheld or delayed. In the event that the Parties agree upon a revised structure, the Parties shall negotiate in good faith such alternative structure and the Parties agree to negotiate in good faith and execute appropriate documents to reflect the revised structure. Sellers may withhold consent in their sole discretion if such revised structure would (i) alter or change the amount or kind of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement or (iii) adversely limit or impact the qualification of the Merger as a reorganization under the provisions of Section 368(a) of the Code or a liquidation under Section 332 of the Code. No such consent of Sellers shall be required in the event that Buyer elects to form a new wholly owned subsidiary and cause the new subsidiary to be merged with and into the Company, with the resulting entity subsequently merging immediately thereafter into Buyer.

2.11        Absence of Control.   It is the intent of the Parties to this Agreement that Buyer by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company or to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

Article III
Representations and warranties of SellerS

Except as set forth in the Seller Disclosure Schedules, Sellers jointly and severally represent and warrant to Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement.

3.1          Organization, Incorporation and Authority of each Acquired Company.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to carry on its business as now conducted. The Company is qualified to do business in Pennsylvania.

(b)          The Bank is a savings bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The Bank has all necessary corporate power and authority to carry on its business as now conducted. The Bank has all necessary power and authority, including all material licenses, franchises, permits and other governmental authorizations which are legally required, to own, lease and operate its properties and to engage in the business and activities it conducts as of the date of this Agreement. The Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. The Bank is a member in good standing of the Federal Home Loan Bank of Pittsburgh and owns the requisite amount of stock therein.

3.2          Capitalization.

(a)          The authorized capital stock of the Company consists of 17,864 shares of Company Common Stock, of which DMIC owns 9,253 shares and DGI owns 8,611 shares. All the shares of Company Common Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Sellers in the amounts set forth above, free and clear of all Liens and dissenters’ rights. The shares of Company Common Stock represent 100% of the issued and outstanding shares of capital stock of the Company.

(b)          The authorized capital stock of the Bank consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are issued to the Company and outstanding. All of such shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by the Company, free and clear of all Liens. Such shares represent 100% of the issued and outstanding shares of capital stock of the Bank.

(c)          There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating Sellers or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company is not subject to any option or obligation, contingent or otherwise, to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock. None of the capital stock of the Company is subject to, or was issued in violation of, any purchase option, call option, right of first refusal or offer, co-sale or participation right, preemptive right, subscription right or similar right or any agreement or applicable Law. The Company has not issued or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of Company Common Stock.

(d)          There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Bank or obligating the Company or the Bank to issue or sell any shares of capital stock of, or any other interest in, the Bank. The Bank is not subject to any option or obligation, contingent or otherwise, to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock. None of the capital stock of the Bank is subject to, or was issued in violation of, any purchase option, call option, right of first refusal or offer, co-sale or participation right, preemptive right, subscription right or similar right or any agreement or applicable Law. The Bank does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of the Bank's common stock.

3.3          Subsidiaries.   Except for the Bank or as set forth on Section 3.3 of the Seller Disclosure Schedules, the Company does not own or hold the right to acquire any shares of stock or any other equity security in any other Person. The Bank does not own or hold the right to acquire any shares of stock or any other equity security in any other Person.

3.4          Consents.   No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with this Agreement except as provided in Section 3.4 of the Seller Disclosure Schedules (together, the “Regulatory Approvals”).

3.5          Financial Statements.

(a)          The Company has previously made available to Buyer true and complete copies of (i) the audited financial statements of the Company and the Bank, including the related notes thereto, for the fiscal years ended 2015, 2016 and 2017 (collectively, the “Company Annual Financial Statements”) and (ii) the unaudited balance sheet of the Company as of March 31, 2018 and related unaudited statements of operations for the three months then ended and the unaudited balance sheet of the Bank as of April 30, 2018 and related unaudited statements of operations for the four months then ended (the “Interim Financial Statements” and, together with the Company Annual Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except that the Interim Financial Statements do not include footnote disclosures and are subject to normal and recurring year-end adjustments, and fairly present in all material respects the financial position of the Company and the Bank as of the dates thereof and their respective results of operations, changes in shareholders' equity and changes in cash flows for the periods then ended, in each case in accordance with GAAP.

(b)          Except as set forth in Section 3.5(b) of the Seller Disclosure Schedules, the Bank and the Company do not have any liabilities required by GAAP to be set forth on a balance sheet of the Company or the Bank, except (i) liabilities reflected, reserved for or disclosed in the most recent balance sheet included in the Company Financial Statements, (ii) liabilities incurred or accrued in the Ordinary Course of Business since the date of such balance sheet and (iii) liabilities incurred in connection with the Merger.

(c)           The Company and the Bank have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances that:

(i)          transactions are executed in accordance with its management's general or specific authorizations; and

(ii)          transactions are recorded in conformity with GAAP consistently applied and applicable Law.

3.6         Litigation.   There is no material suit, claim, action, arbitration, administrative or other proceeding or investigation or inquiry (each, an “Action”) pending, or, to the Knowledge of the Company or the Bank, threatened, against the Company or the Bank or any of their respective properties or assets, or, to the Knowledge of the Company or the Bank, any present or former officer, director or employee of the Company or the Bank in such individual's capacity as such. Neither the Company nor the Bank nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, ruling or decree of any Governmental Entity.

3.7         Compliance with Laws.

(a)          The Company and the Bank are and, at all times since December 31, 2015, have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977 (“CRA”), the Home Mortgage Disclosure Act, the Truth in Lending Act, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Real Estate Settlement Procedures Act, the Electronic Fund Transfer Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and all other applicable fair lending Laws and other Laws relating to discriminatory business practices, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act, and any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(b)          Since December 31, 2015: (i) the Bank has properly certified all foreign deposit accounts and made all necessary Tax withholdings on all such deposit accounts; (ii) the Bank has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and other related forms, including any requisite reports required by any agency of the United States Treasury Department such as the Internal Revenue Service and (iii) the Bank has properly followed in all material respects its established policies on filing Suspicious Activity Reports with the Financial Crimes Enforcement Network required to be filed by it, which policies and filings in each case are and were in compliance in all material respects with the applicable Laws and regulations referenced in this Section 3.7.

(c)          The Company and the Bank have in effect, and at all relevant times since December 31, 2015 have held, all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to the Company's and the Bank's Knowledge, no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default, with or without notice or lapse of time or both, under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.

(d)          Since December 31, 2015, neither the Company nor the Bank has received any notification or communication from any Governmental Entity (i) threatening to revoke any Permits, (ii) requiring the Company or the Bank to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any restrictions on the conduct of the Company's or the Bank's business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Regulatory Agreement”) or (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and neither the Company nor the Bank has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting, or is considering the appropriateness of issuing or requesting, any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission.

(e)          Since December 31, 2015, the operations of the Company or the Bank are, and have been conducted at all times, in compliance in all material respects with applicable anti-money laundering and terrorist financing Laws, and to the Company's or the Bank's Knowledge, no Action by or before any Governmental Entity involving the Company or the Bank with respect to such Laws is pending or threatened. The Company and the Bank have established and maintain a system of internal controls reasonably designed to ensure compliance in all material respects with applicable financial recordkeeping and reporting requirements of the anti-money laundering and terrorist financing Laws.

(f)            Since December 31, 2015, to the Company's or the Bank's Knowledge, neither the Company nor the Bank nor any of their respective directors, executives, or any of their respective agents or employees acting on their behalf:

(i)          has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity,

(ii)          has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns,

(iii)          has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law,

(iv)          has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or

(v)          has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business on behalf of the Company or the Bank, to obtain special concessions for the Company or the Bank, to pay for favorable treatment for business on behalf of the Company or the Bank secured or to pay for special concessions already obtained for the Company or the Bank, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

The Company and the Bank have established and maintained a system of internal controls designed to provide reasonable assurances regarding compliance in all material respects by the Company and the Bank with the foregoing.

(g)            Since December 31, 2015, the Company and the Bank have complied in all material respects with applicable privacy and customer information requirements contained in any applicable federal and state privacy Law as well as with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information.

(h)            The Company and the Bank have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2015 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. As of their respective filing dates, and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement, such reports, forms, schedules, registrations, statements and other documents complied with applicable Law in all material respects. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, the Company or the Bank.

(i)          The Bank's deposits are insured by the FDIC in the manner and to the full extent provided by applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid by the Bank when due.

3.8         Benefit Plans.

(a)         All employee benefit plans within the meaning of Section 3(3) of ERISA (i) contributed to, sponsored by or maintained by the Company or the Bank, (ii) under which any current or former employee, director, officer, independent contractor or consultant of the Company or the Bank has any present or future right to benefits or (iii) under which the Company or the Bank has any present or future liability are referred to in this Agreement as the “Benefit Plans.”

(b)         With respect to each Benefit Plan, the Bank has furnished or made available to Buyer a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the Internal Revenue Service, if applicable, (iii) the most recent summary plan description, and (iv) for the most recent two years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports. The Company also has furnished and made available to Buyer copies of the most current 280G calculation prepared (whether or not final) with respect to any employee, director or independent contractor of the Company or the Bank who is a “disqualified individual” under Section 280G(c) of the Code in connection with the Merger, together with the underlying documentation on which such calculation is based.

(c)          With respect to each Benefit Plan:

(i)          each Benefit Plan has been established and administered in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA and the Code, and other applicable Law, and all contributions required to be made under the terms of any Benefit Plan have been timely made;

(ii)          each Benefit Plan intended to be qualified under Section 401(a) of the Code (A) has received a favorable determination, advisory or opinion letter, as applicable, from the Internal Revenue Service that it is so qualified or (B) is a volume submitter or prototype plan whose sponsor obtained a favorable opinion letter and on which letter the Bank is permitted to rely, and, to the Knowledge of the Company or the Bank, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Benefit Plan;

(iii)          there is no Action, including any investigation, audit or other administrative proceeding, by the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Entity or by any plan participant or beneficiary pending or, to the Knowledge of the Company or the Bank, threatened relating to Benefit Plans, any fiduciaries of such Benefit Plans with respect to their duties to Benefit Plans or the assets of any of the trusts under any Benefit Plans, other than routine claims for benefits, nor, to the Knowledge of the Company or the Bank, are there facts or circumstances that exist that are likely to give rise to any such Actions, and no written or oral communication has been received from the PBGC in respect of any Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the Merger; and

(iv)          to the Knowledge of the Company or the Bank, no “reportable event” (as such term is defined in Section 4043 of ERISA), and no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code), in each case whether or not waived, has occurred with respect to any Benefit Plan.

(d)            Neither the Bank nor any of its ERISA Affiliates has, within the preceding six years, maintained, contributed to, been required to contribute, or otherwise had any liability with respect to a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Bank nor any of its ERISA Affiliates has at any time within the preceding six years sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan. None of the Company nor the Bank have any current or future obligation to provide post-retirement health, life or other welfare benefits, other than as required by Section 4980B of the Code or any similar applicable Law.

(e)            Except as provided in Section 3.8(e) of the Seller Disclosure Schedules, neither the Company nor the Bank is a party to any contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the Merger, and neither the execution of this Agreement, nor the consummation of the Merger will, either alone or in combination with another event:

(i)          result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement,

(ii)          accelerate the time of payment or vesting or result in any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or result in any other material obligation to, any of the Benefit Plans,

(iii)          limit or restrict the right of the Bank to merge, amend or terminate any of the Benefit Plans, or

(iv)          result in the payment of payments that would not be deductible under Section 280G of the Code.

3.9          Labor Matters.

(a)             There are no collective bargaining agreements or other labor union Contracts, agreements or understandings applicable to any employees of the Company or the Bank. There is no labor dispute, strike, work stoppage or lockout in respect of any collective bargaining agreements or other labor union Contracts, agreements or understandings applicable to any employees of the Company or the Bank, or, to the Knowledge of the Company or the Bank, threat thereof, by or with respect to any employees of the Company or the Bank, and there has been no labor dispute, strike, work stoppage or lockout since December 31, 2015. To the Knowledge of the Company and the Bank, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or the Bank. The Company and the Bank are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Action asserting that the Company or the Bank has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or the Bank to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company or the Bank, threatened with respect to the Company or the Bank before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b)          Neither the Company nor the Bank is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of the Bank or any of its or their executive officers has received since December 31, 2015 any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or the Bank and, to the Knowledge of the Company or the Bank, no such investigation is in progress.

3.10        Environmental Matters.

(a)          Neither the Bank's nor the Company's conduct nor any condition of any property presently or previously owned, leased or operated by them, including in a fiduciary or agency capacity, violates or has violated in any material respects Environmental Laws;

(b)          to the Knowledge of the Company or the Bank, there has been no release of any Hazardous Substance by the Company or the Bank in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws;

(c)          since January 1, 2008, neither the Company nor the Bank has received any written claims, notices, demand letters or requests for information, except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement, from any Governmental Entity or any other Person asserting that the Company or the Bank or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility or potential responsibility for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property;

(d)          no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by the Company or the Bank or as a result of any operations or activities of the Company or the Bank at any location, and no other condition has existed or event has occurred with respect to the Company or the Bank or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the Knowledge of the Company or the Bank, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or the Bank under any Environmental Law; and

(e)          neither the Bank nor any of its respective properties or facilities are subject to, or are, to the Company's or the Bank's Knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

3.11        Taxes.

(a)          All income and other material Tax Returns required to have been filed by the Company and the Bank have been filed and such Tax Returns are accurate and complete in all material respects. All Taxes of the Company and the Bank, whether or not shown on such Tax Returns, have been paid. All Taxes not yet due and payable by the Company or the Bank have been, in all material respects, properly accrued on the most recent Company Financial Statements in accordance with GAAP.

(b)          No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against the Company or the Bank that has not been satisfied by payment, settled or withdrawn.

(c)            There are no Liens for Taxes on the assets of the Company or the Bank, except for statutory Liens for Taxes not yet due and payable.

(d)           There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which the Company or the Bank may be subject.

(e)            Neither the Company nor the Bank is a party to or bound by any Tax allocation or sharing agreement, the primary purpose of which is Taxes, other than an agreement solely among the Company and the Bank.

(f)            The Company and the Bank have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws.

(g)            There are no audits, claims or controversies now pending, or to the Knowledge of Company or the Bank, threatened in writing against or with respect to the Company or the Bank with respect to any material Tax.

(h)            Neither the Company nor the Bank has been a party to any distribution occurring in the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(i)             Neither the Company nor the Bank has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(j)             Neither the Company nor the Bank:

(i)           is or has been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated, joint, combined or unitary Tax Return or

(ii)           has any liability for Taxes of any Person, other than the Bank arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, as a transferee or successor, by contract, or otherwise.

(k)            During the last three years, no written claim has been made by any Governmental Entity that the Company or the Bank may be subject to taxation by a jurisdiction where Tax Returns have been filed by or on behalf of the Company or the Bank.

3.12        Contracts.

(a)           Section 3.12 of the Seller Disclosure Schedules lists each of the following types of Contracts to which the Company or the Bank is a party or by which any of their respective properties or assets is bound as of the date of this Agreement:

(i)          any lease of real property;

(ii)          any Contract that contains any noncompetition or exclusive dealing agreements or “most favored nation” provision or other agreement or obligation that purports to materially limit or restrict in any respect the ability of the Company or the Bank or, following the consummation of the Merger, would limit the ability of Buyer or any of its Affiliates to compete in any line of business or with any Person or in any geographic area other than as may be required by Law or any Governmental Entity or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of the Company or the Bank or, following consummation of the Merger, Buyer or any of its Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(iii)          any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset acquisition or sale or acquisition or sale of equity securities not in the Ordinary Course of Business, or any Contract that relates to a merger, consolidation, reorganization, recapitalization or other business combination, or asset acquisition or sale or acquisition or sale of equity securities and which contains representations, covenants, indemnities or other obligations, including indemnification, “earn-out” or other contingent obligations, that are in effect as of date of this Agreement;

(iv)          any Contract relating to the borrowing of money or the deferred purchase price of property or services by it or the guarantee by it of any such foregoing obligations of a third party, other than by customers of the business of Bank or other Bank loan parties, deposit liabilities and Federal Home Loan Bank borrowings and Contracts relating to endorsements for payment, guarantees and letters of credit made in the Ordinary Course of Business, including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(v)          any Contract that involves expenditures or receipts of it in excess of $100,000 per year, other than pursuant to Loans originated or purchased by the Company or the Bank in the Ordinary Course of Business and the estimated cost of terminating such contract prior to its expiration date;

(vi)          any Contract that provides for future payments or obligations of the Company or the Bank in excess of $100,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 180 days or less and the estimated cost of terminating such contract prior to its expiration date;

(vii)          any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar agreement that is with any director or executive officer;

(viii)          any Contract creating a joint venture, franchise, partnership, limited liability company agreement or similar arrangement, or relating to the operation, management or control of any partnership, franchise or joint venture, in each case, with any third party;

(ix)          any Contract which limits payments of dividends; or

(x)          any Contract required to be listed on Section 3.17 of the Seller Disclosure Schedules.

Each Contract of the type described in the foregoing clauses (i) through (x) is referred to in this Agreement as a “Material Contract.”

(b)           (i)        Each Material Contact is valid and binding on the Company or the Bank, as applicable, and to the Knowledge of the Company or the Bank, each other party to such Material Contract, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(ii)          there is no default under any Material Contact by the Company or the Bank or, to the Knowledge of the Company or the Bank, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, is likely to constitute, a default on the part of the Company or the Bank or, to the Knowledge of the Company or the Bank, any other party to such Material Contract under any such Material Contact, nor has the Company or the Bank received any written notice of any such default, event or condition, or of any termination or non-renewal of any Material Contact, except where any such default, event or condition, or any such termination or non-renewal would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Buyer true and complete copies of all the Material Contacts, including any amendments to such Material Contracts.

(c)           Each Material Contract between DMIC and DGI, on the one hand, and the Company and/or the Bank, on the other hand, can be terminated as of the Closing Date without penalty to any party to such contracts.

3.13        Insurance.   Section 3.13 of the Seller Disclosure Schedules sets forth a true and complete list of all the insurance policies, binders or bonds maintained by, or for the benefit of, the Company or the Bank. All of such policies, binders or bonds are in full force and effect, neither the Company nor the Bank are in default under such policies and all premiums and other payments due under any such policy have been paid in full. No written notice of cancellation or termination has been received with respect to any such policy. There is no material claim pending under any of such policies with respect to the Company or the Bank as to which coverage has been denied or disputed by the issuers of such policies. In the opinion of management of the Company and the Bank, respectively, the Company and the Bank are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would customarily be insured.

3.14        Real and Personal Property.

(a)          Section 3.14(a) of the Seller Disclosure Schedules sets forth a true and complete list of all real property owned, leased or licensed by the Company or the Bank or otherwise occupied by the Company or the Bank.

(b)          The Company and the Bank have good, valid and marketable title to all real property owned by either of them free and clear of all Liens, except Permitted Liens. There are no outstanding options, rights of first offer or refusal or other preemptive rights or purchase rights with respect to any such owned real property. Except as set forth on Section 3.14(b) of the Seller Disclosure Schedules, there are no pending or, the Company's or the Bank's Knowledge, threatened, condemnation or similar proceedings affecting such owned real property or any portion of such owned real property.

3.15        Intellectual Property; Company IT Systems.

(a)           Section 3.15(a) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of all registered Marks, patents and registered Copyrights, including any registrations and pending applications to register any of the foregoing, owned, in whole or in part, by the Company or the Bank or used in the business of the Company or the Bank (collectively, “Registered IP”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)          all the Registered IP is unexpired and, other than patent applications or applications to register trademarks, is valid and enforceable; and

(ii)          no Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Knowledge of the Company or the Bank, no such action is or has been threatened with respect to any of the Registered IP.

(b)           The Company or the Bank own exclusively all the Registered IP and all other Intellectual Property that is material to the businesses of the Company or the Bank other than Intellectual Property owned by a third party that is licensed to the Bank thereof pursuant to an existing license agreement and used by the Bank within the scope of such license.

(c)          To the Company's and the Bank's Knowledge, the conduct of the Company's and the Bank's business, does not infringe or otherwise violate any intellectual property rights of any other Person, and neither the Company nor the Bank has received a written notice, claim or demand of any such infringement or violation. To the Company's Knowledge, no Person has materially infringed or is materially infringing or otherwise materially violating any of the Registered IP.

(d)          To the Company’s and the Bank’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of the Company or the Bank (collectively, the “Company IT Systems”) have been reasonably maintained by technically competent personnel to ensure proper operation, monitoring and use. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Company’s consolidated business as currently conducted. Neither the Company nor the Bank has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems. No Person has gained unauthorized access to any of the Company IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on the Company. The Company and the Bank have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses.  The Company and the Bank are compliant in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees, except for immaterial failures to comply or immaterial violations.

3.16         Brokers.   No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission from the Company or the Bank in connection with the Merger based upon arrangements made by or on behalf of the Company or the Bank.

3.17         Intercompany and Affiliate Agreements.   Except as set forth in Section 3.17 of the Seller Disclosure Schedules, neither the Company nor the Bank is a party to any contract with or for the benefit of any stockholder, member, officer, director, manager, employee or Affiliate of Sellers, the Company or the Bank or, to the Company's or the Bank's Knowledge, any individual related by blood, marriage or adoption to any such Person or any entity in which any such Person owns any beneficial interest.

3.18        Derivative Instruments and Transactions.   Except as set forth on Section 3.18 of the Seller Disclosure Schedules, neither the Company nor the Bank participates in any Derivative Transactions.

3.19        Trust Business.   Neither the Company nor the Bank conducts trust operations.

3.20        Loan Matters.

(a)           There are:

(i)          except as set forth in Section 3.20(a) of the Seller Disclosure Schedules, no outstanding loans and other extensions of credit, including commitments to extend credit (“Loans”) to any directors, executive officers or principal shareholders (as such terms are defined in the Federal Reserve's Regulation O (12 C.F.R. Part 215)) of the Company or the Bank,

(ii)          except as set forth in Section 3.20(a) of the Seller Disclosure Schedules, no outstanding Loans to any employee, officer or director of the Bank or other Affiliate of the Bank on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was below market at the time the Loan was originated, and

(iii)          no such outstanding Loans that were not originated in compliance with all applicable Laws.

(b)           Except as set forth in Section 3.20(b) of the Seller Disclosure Schedules, each outstanding Loan, including Loans held for resale to investors or previously sold to investors, has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the Bank's written underwriting standards (and, in the case of outstanding Loans held for resale to investors or previously sold to investors, the underwriting standards, if any, of the applicable investors) and in all material respects with all applicable requirements of Laws and applicable requirements of any government-sponsored enterprise program. Except as set forth on Section 3.20(b) of the Seller Disclosure Schedules, such notes or other credit or security documents with respect to each such outstanding Loan are complete and correct in all material respects. The Bank has properly fulfilled in all material respects its contractual responsibilities and duties in any outstanding Loans in which it acts as the lead lender or servicer and has complied in all material respects with their duties as required under applicable regulatory requirements.

(c)           None of the agreements pursuant to which the Bank has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon a breach of representations and warranties, covenants or other obligations.

(d)          Section 3.20(d) of the Seller Disclosure Schedules sets forth a true and complete list of (i) each Loan that as of March 31, 2018, (A) under the terms of which the obligor was contractually past due 90 days or more in payment of principal or interest, (B) was on a “watch list” by the Bank or any applicable regulatory authority, (C) where the interest rate terms have been reduced or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, (D) where a specific reserve allocation exists in connection therewith or (E) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (ii) each asset of the Company or the Bank that as of the date of this Agreement was classified as “Other Real Estate Owned” or as an asset to satisfy outstanding Loans, including repossessed equipment. For each Loan identified in response to clause (i) above, Section 3.20(d) of the Seller Disclosure Schedules sets forth the outstanding balance, including accrued interest, on each such Loan and the identity of the borrower under such Loan as of such date. True and complete copies of the currently effective credit policies and practices of the Bank have been made available to Buyer prior to the date of this Agreement.

(e)          Except as set forth in Section 3.20(e) of the Seller Disclosure Schedules, to the Knowledge of the Company or the Bank, each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books of the Bank as a secured Loan, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

3.21        Community Reinvestment Act Compliance.   The Bank is in compliance in all material respects with the applicable provisions of the CRA and the regulations promulgated thereunder and has received a CRA rating of “satisfactory” in its most recently completed CRA examination, and as of the date of this Agreement, neither the Company nor the Bank has knowledge of the existence of any fact or circumstance or set of facts or circumstances that could reasonably be expected to result in the Bank not having at least a “satisfactory” rating following the release of its next CRA examination.

3.22        Allowance For Loan Losses.   The Bank's allowance for loan losses is in compliance with the standards established by applicable Governmental Entities and GAAP and, to the Knowledge of the Company and the Bank, is adequate.

3.23        Deposits.   Except as set forth in Section 3.23 of the Seller Disclosure Schedules, none of the deposits of the Bank is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

3.24        Sufficiency of Assets.   Except for those services provided to the Company and the Bank pursuant to the intercompany arrangements identified in Section 3.17 of the Seller Disclosure Schedules, the Company and the Bank own or have the right to use, and after the consummation of the Merger will continue to own or have the right to use, all of the tangible assets, rights and properties necessary to conduct the respective businesses of the Company and the Bank in all material respects in the same manner and on the same terms as currently conducted.

3.25        Corporate Documents and Records. The Company has previously provided a complete and correct copy of the Articles of Incorporation or Certificate of Incorporation and bylaws of the Company and the Bank, as in effect as of the date of this Agreement.  Neither the Company nor the Bank is in violation of its Articles of Incorporation or Certificate of Incorporation and bylaws.  The minute books of the Company and the Bank constitute a complete and correct record of all material actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

3.26        No Violations. The execution, delivery and performance of this Agreement by Sellers and the Company do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.4 have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which the Company or the Bank (or any of their respective properties) is subject, (ii) violate the Certificate of Incorporation or bylaws of the Company or the similar organizational documents of the Bank or (iii) constitute a material breach or violation of, or a material default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or the Bank under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other similar agreement, instrument or obligation to which the Company or the Bank is a party, or to which any of their respective properties or assets may be subject.

3.27        No Additional Representations.

Except for the representations and warranties made by Sellers in this Article III, neither Sellers nor any other Person makes any express or implied representation or warranty with respect to the Company or the Bank or their respective businesses, operations, assets, liabilities, conditions, financial or otherwise, or prospects, and Sellers hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Sellers in this Article III, neither Seller makes or has made any representation or warranty to Buyer or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, the Bank or their respective businesses or (ii) any oral or written information presented to Buyer or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company and the Bank, the negotiation of this Agreement or in the course of the Merger.

Article IV
ADDITIONAL Representations and warranties
of DMIC anD DGI

Each Seller severally represents and warrants to Buyer, as to such Seller only, as follows:

4.1          Authority, Validity and Effect.   Each Seller has all requisite power and authority or capacity to enter into and perform such Seller's obligations under this Agreement and to consummate the Merger, and this Agreement has been duly executed and delivered by each such Seller pursuant to all necessary authorization and is the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity or by principles of public policy.

4.2          Title to Shares of Company Common Stock.   Subject to receipt of the Regulatory Approvals, each Seller has full power, right and authority, and any approval required by Law, to make and enter into this Agreement and to sell, assign, transfer and deliver its shares of Company Common Stock to Buyer. Each Seller has good and valid title to its shares of Company Common Stock as of the date of this Agreement, in each case free and clear of all Liens.

4.3          No Shareholder or Policyholder Voting.

No approval of the policyholders of DMIC or the shareholders of DGI is required in connection with this Agreement or the transactions contemplated by this Agreement.

Article V
Representations and warranties of Buyer

Buyer represents and warrants to Sellers that the statements contained in this Article V are true and correct as of the date of this Agreement.

5.1          Incorporation and Authority of Buyer.   Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of Maryland. Buyer has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations under this Agreement and to consummate the Merger. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations under this Agreement and the consummation by Buyer of the Merger have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and, assuming due authorization, execution and delivery by Sellers, this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity or by principles of public policy.

5.2          No Conflicts; Consents.   The execution, delivery and performance by Buyer of this Agreement, and the consummation of the Merger, do not and will not:

(a)          result in a violation or breach of any provision of the Certificate of Incorporation or Bylaws of Buyer;

(b)          result in a violation or breach of any provision of any Law or injunction, decree, order or judgment issued by a Governmental Entity applicable to Buyer; or

(c)          require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer's ability to consummate the Merger.

No consent, approval, Permit, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the Merger, except for the Regulatory Approvals.

5.3          Capital Structure.

(a)          The authorized capital stock of Buyer consists of 500,000,000 shares of Common Stock, par value $0.01 per share (“Buyer Common Stock”), and 50,000,000 shares of preferred stock, par value $0.01 per share.

(b)          As of May 31, 2018, (i) 102,943,061 shares of Buyer Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights; (ii) no shares of Buyer preferred stock are issued and outstanding; (iii) 6,149,839 shares of Buyer Common Stock are reserved for issuance pursuant to outstanding stock options; and (iv) 3,689,710 shares of Buyer Common Stock are reserved for future grants or awards under Buyer’s stock-based benefit plans.

(c)          The shares of Buyer Common Stock to be issued in exchange for shares of Company Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

5.4          Brokers.   Except for Ambassador Financial Group, no broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Buyer.

5.5          Sufficiency of Funds.   Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the cash portion of the Merger Consideration and to consummate the Merger.

5.6           Legal Proceedings.   There are no actions, suits, claims, investigations or other legal proceedings pending or threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the Merger.

5.7           Registration Eligibility.   Buyer satisfies all of the registration requirements of General Instruction I.A. of Form S-3 promulgated by the SEC under the Securities Act (“Form S-3”). Buyer is a “well-known seasoned issuer” and is eligible to file an “automatic shelf registration statement” under General Instruction I.D. of Form S-3 as those terms are defined in Rule 405 promulgated by the SEC under the Securities Act.

5.8           No Other Representations and Warranties.   Buyer acknowledges and agrees that none of Sellers, the Company, the Bank or any other Person has made any representation or warranty as to Sellers, the Company, the Bank or this Agreement, except as expressly set forth in Article III and Article IV of this Agreement.

Article VI
Covenants

6.1           Conduct of Business.   During the period from the date of this Agreement to the Closing, except as this Agreement expressly contemplates or permits, the Company shall, and shall cause the Bank to, (i) conduct their respective businesses in the Ordinary Course of Business in all material respects, (ii) use commercially reasonable efforts to maintain intact the material rights, properties and assets, and vendor, supplier and other business relationships of the Bank and (iii) take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the Parties to obtain, any necessary approvals of any Governmental Entity required for the Merger or to perform their respective covenants and agreements under this Agreement or to consummate the Merger.

6.2           Negative Covenants.   During the period from the date of this Agreement to the Closing, except as this Agreement expressly contemplates or permits, and except as required under applicable Law, the Company shall not, and shall not permit the Bank to, without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)          (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock or options or any securities convertible into or exchangeable for any additional shares of stock, (ii) enter into any agreement with respect to the foregoing, (iii) change or establish a record date for changing the number of, or provide for the exchange of, shares of its stock, as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(b)          Declare, set aside or pay any dividends on or make other distributions whether in cash or otherwise in respect of any of its capital stock, except for the Company Special Dividend and the Bank Special Dividend.

(c)          Enter into or amend or renew any employment, consulting, compensatory, severance or similar agreements or arrangements with any director, officer or employee of the Company or the Bank, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in compensation to non-executive employees in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 4% for any individual or 2% in the aggregate for all non-executive employees of the Company or the Bank, (ii) as may be required by Law, (iii) to satisfy contractual obligations existing or contemplated as of the date of this Agreement, and (iv) bonus payments in the Ordinary Course of Business and pursuant to policies currently in effect as previously disclosed to Buyer in Section 6.2(c) of the Seller Disclosure Schedules and as property accrued pursuant to GAAP, provided that, such payments shall not be paid to any individual for whom such payment would be an “excess parachute payment” as defined in Section 280G of the Code.

(d)          (i)           Hire any person as an employee of the Company or the Bank, except for at-will employees at an annual rate of salary not to exceed $50,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business, or

(ii)          promote any employee, except to fill vacancies that may arise in the Ordinary Course of Business or to satisfy contractual obligations existing as of the date of this Agreement.

(e)          Except in the Ordinary Course of Business, sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties or cancel or release any material indebtedness owed to the Company or the Bank.

(f)           Acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business, all or any portion of the assets, business, deposits or properties of any other entity.

(g)          Make any capital expenditures other than capital expenditures in the Ordinary Course of Business in amounts not exceeding $50,000 individually, or $250,000 in the aggregate.

(h)          Amend the Certificate of Incorporation or Bylaws of the Company or the Articles of Incorporation or Bylaws of the Bank.

(i)           Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP.

(j)           Enter into, amend, modify or terminate any Material Contract or insurance policy.

(k)          Other than settlement of foreclosure actions in the Ordinary Course of Business, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or the Bank is or becomes a party after the date of this Agreement, which settlement or agreement involves payment by the Company or the Bank of an amount which exceeds $100,000 individually or $250,000 in the aggregate and/or would impose any material restriction on the business of the Company or the Bank.

(l)           Enter into any new material line of business; change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Entity.

(m)         Enter into any Derivative Transaction.

(n)          Incur, modify, extend or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than creation of deposit liabilities, purchases of federal funds and sales of certificates of deposit, which are in each case in the Ordinary Course of Business).

(o)          Acquire (other than (i) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (ii) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, unless such acquisition, sale or disposal is consented to in writing by Buyer.

(p)          Make any changes to deposit pricing that are not in the Ordinary Course of Business.

(q)          Except for loans or extensions of credit approved and/or committed as of the date of this Agreement, (i) make or renew any loan, loan commitment, letter of credit or other extension of credit, unless any such loan, loan commitment, letter of credit or other extension of credit has been credit approved by the Bank in the Ordinary Course of Business in accordance with the current pricing and credit underwriting guidelines of the Bank and, if more than $1,000,000, has been consented to in writing by Buyer, (ii) renegotiate, increase, extend or modify any loan, loan commitment, letter of credit or other extension of credit, unless such renegotiation, increase, extension or modification is in the Ordinary Course of Business in accordance with the current pricing and credit underwriting guidelines of the Bank and, if more than $1,000,000, has been consented to in writing by Buyer or (iii) purchase any loans, unless such purchase has been consented to in writing by Buyer.

(r)           Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by the Company or the Bank.

(s)          Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International 1527-13 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property, unless a Phase II investigation has been subsequently conducted and the analytical results eliminate the concern(s) identified in the prior Phase I.

(t)           Directly or indirectly repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or the Bank or any securities convertible into or exercisable for any shares of capital stock of the Company or the Bank.

(u)          Except as required by Law, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility.

(v)          Change any material Tax election, file any material amended Tax Return, settle or compromise any material liability with respect to Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment.

(w)          (i) Purchase any equity securities, or purchase any securities other than securities: (A) rated “A” or higher by either Standard & Poor's Ratings Services or Moody's Investors Service, (B) with a weighted average life of not more than three years and (C) otherwise in the Ordinary Course of Business, or (ii) make any other material investment for its own account either by contributions to capital, property transfers or purchase of any property or assets of any other Person.

(x)          Sell any equity or fixed income securities owned by the Company or the Bank as of the date hereof; provided that Buyer will consult with Sellers in good faith to identify and approve securities to be sold to finance the Bank Special Dividend.

(y)          Compromise, resolve, or otherwise “workout” any delinquent or troubled loan unless any such loan workout is done in the Ordinary Course of Business, consistent with Bank's current policies and procedures and recent past practice.

(z)           Charge-off (except as may otherwise be required by applicable Law or by any Governmental Entity or by GAAP) any material credit, or make or enter into any commitments to make or extend any credit which varies materially from its written credit policies, copies of which have been made available to Buyer.

(aa)        Change the Bank’s policies or procedures, or the implementation thereof, relating to its allowance for loan losses or loan loss provision, or maintain the allowance for loan losses in an amount not in conformance with GAAP.

(bb)        Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

6.3          Current Information.   During the period from the date of this Agreement to the Closing, Sellers will cause one or more of their representatives to confer with representatives of Buyer and report the general status of the Company's and the Bank's ongoing operations at such times as Buyer may reasonably request, subject to any applicable regulatory law or policy. Sellers will promptly notify Buyer of any material change in the normal course of the Company's and the Bank's business or in the operation of their respective properties and, to the extent permitted by applicable Law, of any governmental complaints, investigations or hearings or communications indicating that the same may be contemplated or the institution or the threat of material litigation involving the Company or the Bank.

6.4          Regulatory Filings.

(a)          The Parties shall cooperate with each other and use their respective commercially reasonable efforts to prepare promptly all necessary documentation, to effect Buyer’s filing of all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the Merger, including the Bank Special Dividend and the Company Special Dividend, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Sellers shall have the right to review in advance, and, to the extent practicable, consult with Buyer, in each case subject to applicable laws relating to the exchange of information, all the information relating to Buyer, the Company or the Bank, as the case may be, and any of their respective subsidiaries, which appear in any filing made by Buyer with, or written materials submitted to, any third party or any Governmental Entity in connection with the Merger. In exercising the foregoing right, each of the Parties shall act in a commercially reasonable manner and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger and each Party will keep the other Parties apprised of the status of matters relating to completion of the Merger.

(b)          Sellers shall, upon request, furnish Buyer all information concerning itself, its subsidiaries, directors, officers, shareholders and affiliates and such other matters as may be reasonably necessary or advisable in connection with the filing, notice or application made by or on behalf of Buyer to any Governmental Entity in connection with the Merger and the other transactions this Agreement contemplates.

(c)          Each of Sellers and Buyer shall promptly advise the other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the Merger that causes such Party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.5          Commercially Reasonable Efforts.   Each of the Parties agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Merger as promptly as possible.

6.6          Director and Officer Indemnification.

(a)           Buyer agrees, subject to the limitations of the MGCL and Buyer’s Articles of Incorporation and bylaws, if any, that all rights to indemnification, advancement of expenses and exculpation by the Bank and the Company now existing in favor of each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Closing Date, an officer or director of the Company or the Bank, as provided in their respective Bylaws, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date of this Agreement, shall survive the Closing Date and shall continue in full force and effect for a period of six years. Buyer further agrees to purchase tail insurance coverage for no less than six years from the Closing Date with respect to the Company's existing directors and officers liability policy for the benefit of the Company's and the Bank's directors, managers and officers; provided that, however, in no event shall Buyer be required to expend in the aggregate for such six years’ tail insurance coverage pursuant to this Section 6.6(a) more than 150% of the annual premium currently paid by the Company and the Bank for such insurance.

(b)          The obligations of Buyer and the Company and the Bank under this Section 6.6 shall not be terminated or modified in such a manner as to affect adversely any director or officer to whom this Section 6.6 applies without the consent of such affected director or officer, it being expressly agreed that the directors and officers to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6, each of whom may enforce the provisions of this Section 6.6.

(c)          In the event Buyer, the Company, the Bank or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer, the Company or the Bank, as the case may be, shall assume all of the obligations set forth in this Section 6.6.

6.7          Confidentiality.   From and after the Closing, each Seller shall, and shall cause its Affiliates to, hold, and shall use Seller's reasonable efforts to cause Seller's Representatives to hold, in confidence any competitively sensitive non-public information concerning the Company and the Bank, except information that:

(a)          is generally available to and known by the public through no fault of such Seller or any of its Affiliates or Representatives; or

(b)          is lawfully acquired by such Seller, any of such Seller's Affiliates or Representatives from and after the Closing from sources that are not prohibited from disclosing such information by a legal or contractual obligation.

Nothing in this Agreement shall restrict any Seller from disclosing any information which, upon the advice of such Seller's counsel, such Seller is required by Law to disclose, provided that if any such disclosure is contemplated, such Seller will use commercially reasonable efforts to notify Buyer in advance of such disclosure to give Buyer the opportunity to seek a protective order or other protective measures.

6.8          Public Announcements.   No Party to this Agreement shall make any public announcements in respect of this Agreement or the Merger or otherwise communicate with any news media without providing at least three (3) Business Days' advance written notice to the other Parties and, unless otherwise required by applicable Law, stock exchange requirements, or based upon the advice of counsel, without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed. The Parties shall cooperate as to the timing and contents of any such announcement. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall restrict the dissemination of customarily provided investment information by Buyer, or its lenders, investors or prospective investors or lenders.

6.9          Further Assurances.   Following the Closing, each of the Parties to this Agreement shall, and shall cause its respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Merger.

6.10       No Solicitation.

(a)          From the date of this Agreement until the Closing, Sellers, shall not, and shall cause their Representatives and the Company, the Bank and their respective Representatives not to, directly or indirectly:

(i)          solicit, initiate, endorse, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any proposal, offer or substantive inquiry that is reasonably likely to lead to any Acquisition Proposal,

(ii)          enter into, facilitate, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any confidential or nonpublic information or data or afford access to the business, directors, officers, employees, properties, facilities, assets, contracts, books or records of the Company or the Bank to any Person in connection with any Acquisition Proposal,

(iii)          enter into any agreement relating to any Acquisition Proposal,

(iv)          waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any Person (other than Buyer) with respect to the Company or the Bank, or

(v)          authorize, or commit or agree to do, any of the foregoing.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Sellers, the Company or the Bank shall be a breach of this Section 6.10(a) by Sellers. Sellers, the Company and the Bank shall, and shall cause their respective Representatives to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, (B) terminate access to any physical or electronic data rooms relating to any potential Acquisition Proposal, and (C) request the prompt return or destruction of all confidential information previously furnished in connection therewith.

(b)          Neither the Boards of Directors of Sellers, including any applicable committees of the Boards of Directors of Sellers, nor the Board of Directors of the Bank , nor any committees of any the foregoing, shall (i) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or (ii) cause or permit Sellers or the Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to the Company or the Bank.

(c)          In addition to the obligations of Sellers and the Bank set forth in the foregoing provisions of this Section 6.10, on and after the date hereof, Sellers and the Bank shall promptly (and in any event within 24 hours of receipt) advise Buyer orally and in writing in the event any Sellers or the Bank or their respective Representatives receives (i) any Acquisition Proposal, (ii) any proposal, offer or substantive inquiry or request for information with respect to, or that could reasonably be expected to result in, an Acquisition Proposal, or (iii) any request to engage in discussions or negotiations that are reasonably likely to lead to, or that contemplate or relate to, an actual or potential Acquisition Proposal, in each case which notice shall include a summary of the material terms and conditions of such Acquisition Proposal or request, the identity of the Person making any such Acquisition Proposal, inquiry, offer, proposal or request for information and a copy of any Acquisition Proposal, inquiry, offer, proposal or request for information made in writing (and any proposed agreements related thereto) and a summary of the terms and conditions of any Acquisition Proposal, inquiry, offer, proposal or request for information not made in writing.

(d)          Each of Sellers and the Bank shall not enter into any Contract with any Person subsequent to the date of this Agreement that prohibits any of Sellers or the Bank from providing the information contemplated by this Section 6.10 to Buyer or otherwise limits or impairs any of Sellers' or the Bank's or their respective Representatives' ability to comply with their respective obligations in this Section 6.10.

6.11       Tax Returns.

(a)          Buyer, at its expense, shall prepare and file or cause to be prepared and filed all Tax Returns of the Company and the Bank that are required to be filed after the Closing Date (taking into account extensions) and shall be responsible for and pay or cause to be paid all Taxes shown due and owing on such Tax Returns.

(b)          Buyer and Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to Section 6.11(a). Such cooperation shall include the retention and, upon the other Party’s reasonable request, the provision of records and information that are reasonably relevant to the preparation of such Tax Returns and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

6.12         Registration Rights.   No later than the Closing Date, Buyer shall prepare and file a registration statement with the SEC providing for registration and resale from time to time, on a continuous or delayed basis pursuant to Rule 415, of all of the shares of Buyer Common Stock that is issued to Sellers as Merger Consideration (“Registrable Securities”); such registration statement shall be on Form S-3 (or any equivalent or successor form) under the Securities Act as an “automatic shelf registration statement” (as those terms are defined under Rule 405 promulgated under the Securities Act) (the registration statement on such form, as amended or supplemented, the “Registration Statement”). Buyer shall not take any action that would knowingly cause the Registration Statement not to be treated as an “automatic shelf registration statement” under the rules of the SEC promulgated under the Securities Act. Buyer shall use its commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act from the time Buyer files the Registration Statement with the SEC until the date on which all of the Registrable Securities covered by such Registration Statement have been sold. The Registration Statement when effective (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made). As soon as practicable following the date that the Registration Statement becomes effective, but in any event within one Business Day of such date, Buyer shall provide Sellers with written notice of the effectiveness of such Registration Statement. Buyer shall provide a reasonable number of copies of the prospectus included in the Registration Statement to Sellers for purposes of delivery of the prospectus at or prior to the time of any sale as necessary to comply with the prospectus delivery requirements of Rule 172 under the Securities Act. Buyer shall instruct its transfer agent to issue the Registrable Securities free of all restrictions and restrictive legends, whether the issuance of the Registrable Securities is in book entry format or, if certificated, in certificates representing the Registrable Securities. All fees and expenses incident to the performance of or compliance with this Section 6.12 by Buyer shall be borne by Buyer whether or not the Registrable Securities are sold pursuant to the Registration Statement, including, without limitation, fees and expenses of Buyer’s legal counsel and independent registered public accounting firm.

6.13        Employment Agreements.   Buyer shall honor the contractual terms of all employment, change in control, and severance agreements, if any, listed on Section 6.13 of the Seller Disclosure Schedules, except to the extent any such agreement is superseded with the consent of the executive or terminated as of, or following, the Closing Date of the Merger, or as otherwise set forth herein. The Bank shall, at Buyer’s written request made no later than ten (10) days prior to the proposed Closing Date, provide to each individual listed in Section 6.13 of the Seller Disclosure Schedules who remains an employee of the Company or the Bank until the Closing Date and who is notified by Buyer that his or her employment will be terminated as of or shortly following the Closing Date, payment of the amounts that would be payable under such employee’s employment, change in control or severance agreement as if such individual’s employment were terminated at the Closing; provided, however that (i) each such employee entitled to a payment hereunder enters into a release of claims effective as of the Closing relating to any claims such employee would have against the Sellers or Buyer on or before the Closing, (ii) to the extent that any such payment, when aggregated with any other payments contingent on a change in control of the Company or the Bank would constitute a “parachute payment” (as such term is defined in Section 280G of the Code), such payments and/or benefits will be reduced to the extent necessary to avoid penalties under Sections 280G and 4999 of the Code (unless such payments and/or benefits qualify for exemption under Section 280G and the conditions of such exemption is satisfied) and (iii) the employee agrees in writing to accept cash severance in a lump sum payment, which Sellers will cause the Bank to request. The estimated amounts payable under such employment, change in control and severance agreements are set forth in Section 6.13 of the Seller Disclosure Schedules.

6.14       Severance Benefits.   Any employee of the Company or the Bank who does not have an employment, change in control or severance agreement and who is not eligible for and entitled to a severance benefit under any other severance plan or program maintained by or with the Company or the Bank, who is not offered employment with Buyer or Northwest Bank or whose employment is terminated by Buyer or Northwest Bank (other than for cause); including because such employee is not offered employment or is terminated as a result of customary background screening by Northwest Bank at or within six (6) months of the Closing Date, shall receive (i) a cash payment equal to two weeks of such employee’s current base salary (or average hourly wage over a two (2) week period) for each year of service with the Company or the Bank, with a minimum payment of four (4) weeks base pay and a maximum of twenty-six (26) weeks base pay payable to each such employee, and (ii) be entitled to continue to receive the same or substantially similar medical insurance coverage to which such employee and his or her eligible dependents were enrolled as of the Closing Date (on the basis of the same employee contribution rate) for a period equal to the number of weeks’ pay to which such employee is entitled pursuant to clause (i) hereof, subject to the execution of a release of claims by such employee satisfactory to Buyer. Notwithstanding the foregoing, solely at the written direction of Buyer to the Company no later than ten (10) days prior to the Closing, the Company shall pay, or shall cause the Bank to pay, such amounts as may be due under the cash severance benefit to any Company employee or Bank employee whose employment is terminated at Closing. Nothing set forth herein shall be construed to limit the period of continued health care coverage that such employee would be entitled under COBRA.

Article VII
Conditions to closing

7.1         Conditions to Obligations of All Parties.   The obligations of each Party to consummate the Merger shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)          All Regulatory Approvals required to consummate the Merger, the Bank Dividend and the Company Dividend shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect of such Regulatory Approvals, if any, shall have expired or been terminated.

(b)          No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of any of the Merger.

(c)          Buyer and the Company shall have obtained the consent or approval of each Person (other than the governmental approvals or consents referred to in Section 7.1(a)) whose consent or approval is required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Buyer (after giving effect to the consummation of the transactions contemplated hereby).

(d)          Buyer shall have filed with The Nasdaq Stock Market LLC a notification form for the listing of all shares of Buyer Common Stock to be delivered as Merger Consideration, and The Nasdaq Stock Market LLC shall not have objected to the listing of such shares of Buyer Common Stock.

7.2         Conditions to Obligations of Buyer.   The obligations of Buyer to consummate the Merger shall be subject to the fulfillment or Buyer's waiver, at or prior to the Closing, of each of the following conditions:

(a)          The representations and warranties of Sellers contained in Article III and Article IV of this Agreement shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date, except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect (disregarding any materiality, Material Adverse Effect or similar qualifications in such representations and warranties).

(b)          Each Seller shall have, in all material respects, duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)          The written consents of DGI and DMIC voting in favor of this Agreement executed as of the date hereof, shall remain in full force and effect.

(d)          Buyer shall have received a certificate, dated the Closing Date and signed by each Seller, that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) of this Agreement have been satisfied.

(e)          Since the date of this Agreement:

(i)          no change or event has occurred which has resulted in the Company or the Bank being subject to a Material Adverse Effect, and

(ii)          no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in the Company or the Bank being subject to a Material Adverse Effect.

(f)          There shall not have been made or threatened by any third party any claim asserting that such third party (a) is the holder or the beneficial owner of any equity security of the Bank or (b) is entitled to all or any portion of the Merger Consideration.

(g)          Sellers shall have delivered to Buyer a certificate of their respective Secretary certifying: (i) the Certificate of Incorporation and Bylaws of the Company as in effect immediately prior to the Closing, (ii) the Articles of Incorporation and Bylaws of the Bank as in effect immediately prior to the Closing and (iii) complete and correct copies of the resolutions of the boards of directors of DGI, DMIC, and the Company, authorizing the execution, delivery and performance of this Agreement and the consummation of the Merger, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Merger.

(h)          Sellers shall have delivered, or caused to be delivered, to Buyer stock certificates evidencing the shares of Company Common Stock, free and clear of Liens, duly endorsed to Buyer or accompanied by stock powers or other instruments of transfer duly executed to Buyer.

(i)           Sellers shall have provided notice of termination and made all termination payments required under any Material Contract that Buyer requests Sellers to terminate by providing written notice to Sellers not less than thirty (30) days prior to Closing.

7.3         Conditions to Obligations of Sellers.   The obligations of Sellers to consummate the Merger shall be subject to the fulfillment or Sellers' waiver, at or prior to the Closing, of each of the following conditions:

(a)          The representations and warranties of Buyer contained in Article V of this Agreement shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer's ability to consummate the Merger (disregarding any materiality, Material Adverse Effect or similar qualifications in such representations and warranties).

(b)          Buyer shall have, in all material respects, duly performed and complied with all agreements, covenants and conditions of this Agreement required to be performed or complied with by it prior to or on the Closing Date.

(c)          Sellers shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) of this Agreement have been satisfied.

(d)          Sellers shall have received a certificate of the Secretary (or equivalent officer) of Buyer certifying that attached to such certificate are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the consummation of the Merger, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Merger.

(e)          Buyer shall have delivered to Sellers the Merger Consideration on the Closing Date.

Article VIII
Indemnification

8.1          Survival of Representations, Warranties and Agreements.

(a)          All representations and warranties made by any Party to this Agreement shall survive the Closing until the date that is 18 months after the Closing Date; provided, however, that notwithstanding the foregoing:

(i)          the representations and warranties set forth in Section 3.1 (Organization, Incorporation and Authority of each Acquired Company), Section 3.2 (Capitalization), Section 3.16 (Brokers), Section 4.1 (Authority, Validity and Effect), Section 4.2 (Title to Shares of Company Common Stock), Section 5.1 (Incorporation and Authority of Buyer); and Section 5.4 (Brokers) (the “Fundamental Representations”) shall survive the Closing Date indefinitely, and

(ii)          the representations and warranties contained in Section 3.11 (Taxes) shall expire at the Closing and shall not survive after the Closing.

(b)          All covenants and agreements contained in this Agreement to be performed on or prior to the Closing shall survive the Closing until the date that is six (6) months after the Closing Date. The covenants and agreements contained in this Agreement to be performed after the Closing, including the indemnification obligations contained in this Article VIII, shall survive until fully satisfied in accordance with their terms.

(c)          If any party seeking indemnification under this Agreement (an “Indemnified Party”) delivers a written notice in accordance with Section 8.2 or Section 8.3 with respect to a claim for any indemnification as provided for under this Article VIII before the expiration of the applicable survival period, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such claim.

8.2          Indemnification by Sellers.   Subject to the other terms and conditions of this Article VIII, Sellers shall, jointly and severally, indemnify and hold harmless Buyer and its Affiliates, and their respective officers, directors, managers, employees, representatives and agents, from and against any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses (including reasonable attorneys' fees) (collectively, “Losses”), suffered or incurred by any such party, if and to the extent such Losses are suffered or incurred by reason of, or arising out of, any of the following:

(a)          any inaccuracy in or breach of any of the representations or warranties of Sellers contained in Article III or Article IV of this Agreement;

(b)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Sellers pursuant to this Agreement; or

(c)          any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Sellers, the Company or the Bank or any of their respective Affiliates, including any amounts owed to Keefe, Bruyette & Woods, Inc.

8.3          Indemnification by Buyer.   Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify and hold harmless Sellers and their Affiliates, and their respective officers, directors, managers, employees, representatives and agents, from and against any and all Losses suffered or incurred by any such party, if and to the extent such Losses are suffered or incurred by reason of, or arising out of, any of the following:

(a)          any inaccuracy in or breach of any of the representations or warranties of Buyer contained in Article V of this Agreement;

(b)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement; or

(c)          any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Buyer or any of its respective Affiliates, including any amounts owed to Ambassador Financial Group.

8.4          Certain Limitations.

(a)          To the extent permitted by Law, Sellers shall not be required to provide indemnification under Section 8.2(a) unless and until the amount of the Losses for which a right of indemnification is provided, when aggregated with all other Losses for which a right of indemnification is provided under Section 8.2(a) exceeds $250,000 (the “Minimum Aggregate Liability Amount”), at which time indemnification for Losses may be asserted only to the extent such Losses exceed the Minimum Aggregate Liability Amount, up to $12,500,000. Notwithstanding the foregoing, Sellers shall not be liable for any Loss or series of related Losses under Section 8.2(a) which do not exceed $10,000. In addition, in no event shall Sellers have any liability for indemnification of Losses under Section 8.2(b) in excess of the proceeds actually received by Sellers pursuant to this Agreement.

(b)          Notwithstanding any other provision of this Agreement to the contrary, none of the Parties shall be liable to the other, whether in contract, tort or otherwise, for any special, punitive, exemplary, indirect, incidental, consequential or other similar type of damages whatsoever, including diminution in value, loss of business opportunity, or for any Losses based on a multiple of value, that in any way arise out of, or relate to, or are a consequence of, its performance or nonperformance under this Agreement, except to the extent to which a third party claim indemnified under this Article VIII includes such damages.

(c)          Sellers shall not be required to provide indemnification under this Article VIII with respect to any Losses suffered or incurred by reason of, or arising out of, any breach or failure of any representation or warranty of Sellers contained in this Agreement if Sellers informed Buyer in writing of such breach no less than thirty (30) days in advance of Closing.

8.5         Indemnification Procedures.

(a)          If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a Party to this Agreement or an Affiliate of a Party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which a Party from whom indemnification may be sought (an “Indemnifying Party”) is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right, with respect to a Third-Party Claim solely for money damages in an amount less than or equal to the maximum amount such Indemnifying Party may be liable for under the terms of this Article VIII, to participate in, or by giving written notice to the Indemnified Party to assume, the defense of such Third-Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel reasonably acceptable to the Indemnified Party, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 8.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 8.5(b), pay, compromise or defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available, subject to the provisions of Section 6.8, records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending Party, management employees of the non-defending Party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)          Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, except as provided in this Section 8.5(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.5(b), it shall not agree to any settlement without the written consent of the Indemnifying Party, not to be unreasonably withheld or delayed.

(c)          Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice of the Loss. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party's investigation by giving such information and assistance including access to the Company's premises and personnel and the right to examine and copy any accounts, documents or records as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

8.6          Tax Treatment of Indemnification Payments.   All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Merger Consideration for Tax purposes, unless otherwise required by Law.

8.7          Mitigation.   Each of the parties agrees to use commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that could reasonably be expected to give rise to any Losses indemnifiable under this Article VIII.

8.8          Net Losses; Subrogation.

(a)          The amount of any Losses incurred or suffered by any Indemnified Party shall be calculated after giving effect to any amounts, including insurance proceeds, recovered by the Indemnified Party or any of its Affiliates from any third Person and any Tax benefit that may be realized by any Indemnified Party or any of its Affiliates as a result of such Losses calculated by assuming such person is subject to Tax at the highest marginal Tax rates for both federal and state purposes, as determined on a combined basis. Each Indemnified Party shall exercise commercially reasonable efforts to obtain such proceeds, benefits and recoveries. If any such benefits or recoveries are received by an Indemnified Party (or any of its Affiliates) with respect to any Losses after an Indemnifying Party has made an indemnity payment to the Indemnified Party with respect to such Losses, the Indemnified Party or such Affiliate shall reimburse the Indemnifying Party the amount of such benefits or recoveries, net of Taxes (up to the amount of the Indemnifying Party's indemnity payment).

(b)          Upon making any payment to an Indemnified Party in respect of any Losses, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party and its Affiliates, against any third Person in respect of the Losses to which the payment relates. Such Indemnified Party and its Affiliates and such Indemnifying Party will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

8.9          Exclusive Remedies.   Subject to Sections 9.1(c), 9.2 and 10.12, the Parties acknowledge and agree that, other than claims arising from fraud or willful breach of this Agreement, their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise relating to the subject matter of this Agreement it may have against the other Parties to this Agreement and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII. Nothing in this Section 8.9 shall limit any Person's right to terminate this Agreement pursuant to Section 9.1(c), or to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 10.12.

Article IX
Termination

9.1          Termination.   This Agreement may be terminated at any time prior to the Closing:

(a)          by the mutual written consent of Sellers and Buyer;

(b)          by either Sellers or Buyer:

(i)          if the Closing shall not have been consummated on or before June 30, 2019 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to (i) Sellers, if Sellers' failure to comply with any provision of this Agreement has been the cause of the failure of the Closing to occur on or before such date or (ii) Buyer, if Buyer's failure to comply with any provision of this Agreement has been the cause of the failure of the Closing to occur on or before such date;

(ii)          if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; or

(iii)          if any Governmental Entity that must grant a Regulatory Approval has denied approval of the consummation of the Merger by final, nonappealable action of such Governmental Entity;

(c)          by Buyer by written notice to Sellers if Sellers shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, (A) would result in the failure to satisfy any of the conditions set forth in Sections 7.1 or 7.2 and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the second Business Day prior to the Outside Date and (2) thirty 30 days after the giving of written notice to Sellers of such breach or failure;

(d)          by Sellers by written notice to Buyer if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, (A) would result in the failure to satisfy any of the conditions set forth in Sections 7.1 or 7.3 and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the second Business Day prior to the Outside Date and (2) thirty (30) days after the giving of written notice to Buyer of such breach or failure.

9.2          Effect of Termination.   In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any Party to this Agreement except:

(a)          as set forth in this Article IX, Section 6.7 and Article X of this Agreement;

(b)          in the event of termination of this Agreement (i) pursuant to Section 9.1(c) and, at the time of such termination Buyer is not in breach of any representation, warranty or material covenant contained herein, and (ii) within twelve (12) months of such termination, any of Sellers or the Bank enters into an agreement to sell, issue, lease, exchange, mortgage, pledge, transfer or otherwise dispose of all or a material portion of the assets or equity securities of the Bank or the Company or deposits of the Bank in a single transaction or series of related transactions, then the Company shall make payment to Buyer in the amount of $3,400,000 by wire transfer of immediately available funds within two (2) Business Days of written notice of such demand by Buyer; provided, however, that notwithstanding anything to the contrary in this Agreement, in the event that Buyer shall receive the payment under this Section 9.2(b), the receipt of the payment under this Section 9.2(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Buyer, any of its Affiliates, or any other Person in connection with this Agreement and the termination of this Agreement, the transactions contemplated by the Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Buyer, any of its Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Sellers arising out of this Agreement, any of the transactions contemplated by the Agreement or any matters forming the basis for such termination; and

(c)          that nothing in this Agreement and no termination of this Agreement shall relieve any Party to this Agreement from liability for any intentional breach of any provision of this Agreement or failure in the performance of any of the covenants, agreement or obligations arising under this Agreement and the Parties shall remain subject to the Confidentiality Agreement.

Article X
Miscellaneous

10.1          Expenses.   Except as otherwise expressly provided in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred, provided that nothing contained in this Agreement shall limit any Party's rights to recover any liabilities or damages arising out of another Party's willful breach of any provision of this Agreement.

10.2          Notices.   All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail so long as such e-mail states it is a notice delivered pursuant to this Section 10.2 and a duplicate copy of such e-mail is promptly delivered personally by courier or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to Buyer:	Northwest Bancshares, Inc. 100 Liberty Street Warren, Pennsylvania Attn: William J. Wagner, Chief Executive Officer E-mail: Bill.Wagner@northwest.com
with a copy to:	Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Attn: Eric Luse, Esq. Marc P. Levy, Esq. E-mail: eluse@luselaw.com mlevy@luselaw.com and Northwest Bancshares, Inc. 100 Liberty Street Warren, Pennsylvania Attn: Richard K. Laws, Esq. E-mail: Rich.Laws@northwest.com

If to Sellers:	Donegal Mutual Insurance Company 1195 River Road Marietta, PA 17547 Attention: Kevin G. Burke, Acting Chief Executive Officer Email: KevinBurke@donegalgroup.com
with a copy to:	Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 Attention: Frederick W. Dreher, Esq. and Richard L. Cohen, Esq. Email: FWDreher@duanemorris.com RLCohen@duanemorris.com

10.3        Interpretation.   When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, such words shall be deemed to be followed by the words “without limitation.” This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable law.

10.4        Headings.   The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10.5        Severability.   If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as this Agreement originally contemplated to the greatest extent possible.

10.6        Entire Agreement.   This Agreement constitutes the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained in this Agreement, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the Exhibits, the statements in this Agreement will control.

10.7        Successors and Assigns.   This Agreement shall be binding upon and shall inure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns. Neither Buyer, on the one hand, nor any Seller, on the other hand, may assign its rights or obligations under this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that Buyer may assign its rights under this Agreement to an Affiliate so long as Buyer remains obligated under this Agreement. No assignment shall relieve the assigning Party of any of its obligations under this Agreement.

10.8        No Third-Party Beneficiaries.   This Agreement is not intended to and does not confer upon any Person other than the Parties any legal or equitable rights or remedies; provided, that the following Persons are expressly intended as third party beneficiaries with respect to the following specified sections of this Agreement and will have the right to enforce such specified sections against the parties to this Agreement: with respect to Section 6.6, the officers and directors specified therein; with respect to Section 10.9, the Non-Party Affiliates; and with respect to Section 10.14, Duane Morris LLP.

10.9        No Recourse.   All claims or causes of action (whether in contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons who are expressly identified as parties to this Agreement. No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equity holder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, any document signed in connection with this Agreement or the Merger or for any claim based on, in respect of, or by reason of this Agreement, any document signed in connection with this Agreement or their respective negotiation or execution, and each Party to this Agreement waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

10.10     Amendment and Modification; Waiver.   This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the Parties. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10.11     Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement and all claims arising under this Agreement or relating to this Agreement, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof.

(b)          Each of the Parties irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania, in any action or proceeding arising out of or relating to this Agreement. Each of the Parties agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania. Each of the Parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)          EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER THIS AGREEMENT CONTEMPLATES. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(c).

10.12      Specific Performance.   The rights and remedies of the Parties to this Agreement shall be cumulative. The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms of this Agreement and that money damages would not be a sufficient remedy for any breach of this Agreement. Accordingly, in addition to and not in limitation of any other remedies available to the Parties to this Agreement for a breach or threatened breach of this Agreement, the Parties shall be entitled to specific performance of this Agreement and an injunction restraining any such Party from such breach or threatened breach. Each of the Parties to this Agreement herby waives any defense that a remedy at law would be adequate in any action for specific performance and any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

10.13      Counterparts.   This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.14     Attorney-Client Relationship.

(a)          In any dispute, proceeding or matter arising after the Closing under or in connection with this Agreement or the other agreements contemplated by this Agreement, the Parties agree that Sellers shall have the right, at their election to retain the firm of Duane Morris LLP (“Seller Law Firm”) to represent them in such dispute, proceeding or matter, and Buyer (on behalf of itself and its current and future subsidiaries, and their respective successors and assigns) hereby irrevocably consents to any such representation in any such matter. In addition, each Seller on behalf of itself and its current and future subsidiaries, Affiliates, directors, officers, managers, employees and representatives and their respective successors and assigns hereby knowingly and voluntarily waives any actual or potential conflicts of interest as a result of the Seller Law Firm representing one or more Sellers in connection with the Merger. Notwithstanding the foregoing, neither the Buyer nor the Surviving Corporation is waiving any attorney-client privilege (including relating to the negotiation, documentation or consummation of this Agreement or the transactions contemplated hereby) in connection with any third-party litigation.

(b)          Each Party further agrees that the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege as to all communications between or among the Seller Law Firm, Sellers, the Company, the Bank or any officer, director, employee, Representative or Affiliate of Sellers, the Company or the Bank in such capacity, relating to this Agreement, the Merger, the other contracts and instruments to be entered into pursuant to this Agreement and the Merger, shall belong to Sellers and shall not pass to or be claimed by Buyer or any of its Affiliates or subsidiaries including, after the Closing, the Company or the Bank.

(c)          If the Merger is consummated neither Buyer nor the Company or the Bank shall have any right of access to or control over any of records of Seller Law Firm related to the Merger and the transactions contemplated thereby, which shall become the property of and be controlled by Sellers. Buyer acknowledges that it may be impracticable to remove from the records of the Company and the Bank (including emails and other electronic files) any privileged communications with the Seller Law Firm. Buyer, on behalf of itself and the Company and the Bank, agrees not to access, review or otherwise use, examine or rely upon such privileged communications that may remain in the records of the Company or the Bank, and the Parties agree that no attorney-client privilege, attorney work product or other privilege or protection is waived or intended to be waived by allowing such material to remain in the files of the Company and the Bank.

10.15     Several Obligations.   Except as set forth in Section 8.2, all obligations of Sellers shall be several and not joint, and in no event shall a Party have any liability or obligation with respect to the acts or omissions of any other Party to this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be executed as of the date first written above.

SELLERS:

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Kevin G. Burke
Kevin G. Burke,
Acting Chief Executive Officer

DONEGAL GROUP INC.

By:	/s/ Kevin G. Burke
Kevin G. Burke, President
and Chief Executive Officer

DONEGAL FINANCIAL SERVICES CORPORATION

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President
and Chief Financial Officer

BUYER:

Northwest Bancshares, Inc.

By:	/s/ William J. Wagner
Name:	William J. Wagner
Title:	Chief Executive Officer

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